EXHIBIT 99.1

China Xiniya Fashion Limited Reports Third Quarter 2014 Financial Results

XIAMEN, FUJIAN, China—(PR NEWSWIRE)—December 29, 2014—China Xiniya Fashion Limited ("Xiniya" or the "Company" NYSE:XNY), a leading provider of men's business casual apparel in China, today reported financial results for the third quarter of 2014. The consolidated financial statements and other financial information included in this press release have been prepared in conformity with International Financial Reporting Standards (“IFRS”).

The Company publishes its consolidated financial statements in Renminbi (“RMB”).

Third Quarter 2014 Highlights

•	Revenue during the third quarter of 2014 was RMB205.2 million, as compared to RMB389.8 million in the third quarter of 2013.
•	Loss before taxation during the third quarter of 2014 was RMB206.1 million, as compared to profit before taxation of RMB8.7 million in the third quarter of 2013.
•	Net loss in the third quarter of 2014 was RMB206.1 million as compared to net profit of RMB6.0 million in the third quarter of 2013.
•	Loss per ADS were $0.59 in the third quarter of 2014 as compared to earnings per ADS of $0.02 per ADS in the third quarter of 2013.
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Xiniya’s network of authorized retailers had a net reduction of 207 retail outlets in the third quarter of 2014, consisting of 49 new retail outlets opened and 256 retail outlets closed. The total number of authorized retail outlets was 1,214 as of September 30, 2014.

Chairman’s statement

“We moved rapidly to execute our inventory buy back initiative during the third quarter as the ongoing downturn in China’s menswear industry continued,” commented Mr. Qiming Xu, Xiniya’s Chairman and Chief Executive Officer. “We made substantial progress by buying back inventory during the quarter and have already made arrangements to sell them overseas so that the buy back will not affect the China market. In order to ensure that our retail network continues to attract customers and display new and innovative products, our buy back focused on removing the most outdated fashion products. According to our estimates, the inventory bought back during the quarter represents approximately one-third of the inventory currently in our sales channels. By working in close cooperation with our distributors and authorized retailers, we plan on selling another one-third through our retail network by offering discounts and promotions over the next year. While we believe that the remaining one-third is more than ample to maintain a healthy and flexible retail network, we may buy back more inventory as the situation evolves over the next years.”

“Total value of purchase orders from our Spring/Summer Sales Fair in September 2014 declined in-line with our expectations as we work on two fronts to clear inventory channels. I am confident that the rapid execution of our inventory buy back during the quarter and the efficient deployment of our cash into specific areas of our business will allow Xiniya to develop in a more healthy, long-term manner. While the implementation of a new compressed business model will take time to bear fruit, I am pleased to see positive initial results as we work diligently towards generating increase value for our shareholders.”

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Third Quarter 2014 Results

Revenue for the third quarter of 2014 was RMB205.2 million, a decrease from RMB389.8 million during the third quarter of 2013. The decrease in revenue was mainly attributable to the reduction in orders by the Company’s distributors due to a challenging retail environment and softening of the Chinese economy. The Company delivered approximately 0.9 million units to it’s distributors during the third quarter of 2014, compared with 1.63 million units during the third quarter of 2013. As of September 30, 2014, the Company had a total of 1,214 retail outlets. The table below sets forth the number of retail outlets by outlet type:

	As of December 31, 2013	As of September 30, 2014
Outlet Type:
Company-operated flagship stores	1	1
Distributor-operated stores	99	95
Distributor-operated flagship stores	4	3
Distributor-operated retail website	1	1
Managed by authorized retailers	1,478	1,114
Total outlet count	1,583	1,214

Gross profit was negative RMB141.4 million in the third quarter of 2014 as compared with RMB115.9 million in the third quarter of 2013. The reduction was mainly due to the loss on inventory buy back from distributors.

Interest and other income was RMB5.9 million in the third quarter of 2014 as compared to RMB4.7 million in the third quarter of 2013. The increase was mainly due to higher time deposits of RMB600 million placed with banks in the third quarter of 2014 as compared to time deposits of RMB500 million placed with banks during the same period last year.

Selling and distribution expenses were RMB64.7 million in the third quarter of 2014, a decrease from RMB104.3 million during the third quarter of 2013. The decrease was primarily due to a reduction in advertising expenditure and a decrease in rack expenses for authorized retailers.

During the third quarter of 2014, the Company paid for shop rack, signage, and various outlet-related accessories for 49 new retail outlets and refurbished 67 existing retail outlets, which included expanding floor space for 12 existing retail outlets, as compared to 78 new retail outlets and 120 refurbished retail outlets during the third quarter of 2013. The refurbishment of existing retail outlets is expected to upgrade the older retail store image, help attract new consumers, and improve the presentation of Xiniya’s products, all in an effort to enhance retail outlet sales in the future. These expenses were approximately RMB28.0 million, or 13.6% of revenue, in the third quarter of 2014, compared with RMB44.3 million, or 11.4% of revenue during the third quarter of 2013.

Administrative expenses were RMB5.9 million in the third quarter of 2014, a decrease from RMB7.5 million during the third quarter of 2013. The decrease was primarily due to reduction of headcount, office and other miscellaneous expenses during the third quarter of 2014.

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Loss before taxation was RMB206.1 million in the third quarter of 2014, as compared with profit before taxation of RMB8.7 million during the third quarter of 2013.

Loss after taxation for the third quarter of 2014 was RMB206.1 million, as compared with profit of RMB6.0 million during the third quarter of 2013. Loss per ADS was ($0.59) in the third quarter of 2014, compared to earnings $0.02 per ADS in the third quarter of 2013.

Financial Position

As of September 30, 2014, the Company had cash and cash equivalents of RMB804.6 million, and time deposits of RMB350.0 million held at banks with maturities of more than three months.

As of September 30, 2014, the Company had trade receivables of RMB56.1 million. The decrease in trade receivables was primarily due to the inventory buy back from distributors which offset receivable from them.

Prepayments to suppliers are payments paid to contract manufacturers for orders received from distributors and authorized retailers during the sales fair. The decrease in these prepayments to suppliers from December 31, 2013 is primarily due to the reduction of the Company’s 2015 Spring and Summer collection orders.

The increase in inventories was mainly due to the inventory buy back from distributors.

Deposits received from distributors are primarily related to payments made by distributors for orders placed with the Company. The decrease in these deposits from December 31, 2013 is primarily due to the reduction of the Company’s 2015 Spring and Summer collection orders.

Conference Call

Xiniya will host a conference call and live webcast on Monday, December 29, 2014 at 8 a.m. Eastern Daylight Time (9 p.m. Beijing time on the same day).

Dial-in details for the earnings conference call are as follows:

- USA: 1877-679-2987

- China: 800-803-6152

- Hong Kong: 800-908-575

- International access: +852 3056 2688

- Participant PIN Code: 511569#

A live webcast of the conference call will be available on: http://www.corpasia.net/cancast/us/index.php?id=usXNY_33&version=e

A telephone replay of the call will be available 2 hours after the end of the conference through January 28, 2015 at 8 a.m. EDT.

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Conference Playback：

Hong Kong	3060-0238
China	1080-0265-2561 Southern China - CT
1080-0650-0588 Northern China - CNC
USA	1866-345-5132

Conference Reference: 214311#

Safe Harbor Statement

This news release contains forward-looking statements within the meaning of Section 21E of the Securities Exchange Act of 1934, as amended, and as defined in the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as "will," "expects," "anticipates," "future," "intends," "plans," "believes," "estimates," "target," "going forward," "outlook" and similar statements. Such statements are based upon management's current expectations and current market and operating conditions, and relate to events that involve known or unknown risks, uncertainties and other factors, all of which are difficult to predict and many of which are beyond the Company's control, which may cause the Company's actual results, performance or achievements to differ materially from those in the forward-looking statements. Further information regarding these and other risks, uncertainties or factors is included in the Company's filings with the U.S. Securities and Exchange Commission. The Company does not undertake any obligation to update any forward-looking statement as a result of new information, future events or otherwise, except as required under law.

Exchange Rate Information

The United States dollar ($) amounts disclosed in this press release are presented solely for the convenience of the reader. Translations of amounts from RMB into United States dollars for the convenience of the reader were calculated at the certified exchange rate of $1.00 = RMB6.138 on September 30, 2014 as set forth in the H.10 weekly statistical release of the Federal Reserve Board. No representation is made that the RMB amounts could have been, or could be, converted into $ at that rate on September 30, 2014, or at any other date. The percentages stated are calculated based on RMB amounts.

About China Xiniya Fashion Limited

Xiniya is a leading provider of men's business casual apparel in China. The Company designs men's business casual and business formal apparel and accessories, which are marketed under the Xiniya brand, and sells through its distribution network that includes 26 distributors. Its products are sold to consumers at over 1,200 authorized retail outlets owned and managed by third parties located in 22 provinces, four autonomous regions, and four municipalities in China. This retail network focuses on second and lower-tier cities, where increasing affluence has led to an improvement in living standards and where most international men's apparel brands do not have a significant presence. The Company's target consumers are male working professionals in China between the ages of 25 and 45 who seek fashionable clothing to suit their working and lifestyle needs. For more information, please visit the Company's website at http://www.xiniya.com.

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For additional information, please contact:

China Xiniya Fashion Limited

Mr. Chee Jiong Ng

Chief Financial Officer

Telephone: +86 1365 5939 932

Email: ngcheejiong@xiniya.com

Christensen

Ms. Linda Bergkamp

Phone: +1-480-614-3004 in U.S.A.

Email: lbergkamp@ChristensenIR.com

or

Mr. Christian Arnell

Telephone +86 10 5900-1548 in Beijing

email: carnell@christensenir.com

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CHINA XINIYA FASHION LIMITED

UNAUDITED CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME

(Expressed in thousands, except per share and per ADS amounts)

	Three months ended September 30,			Nine months ended September 30,
	2013	2014	2014	2013	2014	2014
	RMB	RMB	USD	RMB	RMB	USD

Revenue	389,826	205,214	33,433	833,917	611,520	99,628
Cost of sales	(273,960)	(149,999)	(24,438)	(586,658)	(441,434)	(71,918)
Loss on inventory buy back	—	(196,583)	(32,027)	—	(196,583)	(32,027)
Gross profit/(loss)	115,866	(141,368)	(23,032)	247,259	(26,497)	(4,317)

Interest and other income	4,729	5,859	955	13,444	16,638	2,711
Selling and distribution expenses	(104,346)	(64,709)	(10,542)	(165,675)	(119,481)	(19,466)
Administrative expenses	(7,507)	(5,866)	(956)	(24,698)	(22,208)	(3,618)
Profit/(loss) before taxation	8,742	(206,084)	(33,575)	70,330	(151,548)	(24,690)
Income tax expense	(2,775)	—	—	(22,161)	(14,600)	(2,379)
Profit/(loss) for the period	5,967	(206,084)	(33,575)	48,169	(166,148)	(27,069)

Other comprehensive income/(loss) for the period:

Exchange differences on translation of financial statements of entities outside the mainland of the People’s Republic of China	(65)	(276)	(45)	(706)	419	68
Total comprehensive income/(loss) for the period	5,902	(206,360)	(33,620)	47,463	(165,729)	(27,001)

Earnings/(loss) per share - basic and diluted (in RMB)	0.03	(0.91)		0.21	(0.73)
Earnings/(loss) per ADS - basic and diluted (in USD)	0.02	(0.59)		0.14	(0.48)
Weighted average shares outstanding in the period (‘000)	227,717	227,717		227,717	227,717
Weighted average ADS outstanding in the period (‘000)	56,929	56,929		56,929	56,929

One ADS represents four ordinary shares.

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CHINA XINIYA FASHION LIMITED

CONSOLIDATED STATEMENTS OF FINANCIAL POSITION

(Expressed in thousands)

	As of December 31,	As of September 30,
	2013	2014	2014
	RMB	RMB	USD
		Unaudited	Unaudited
Assets
Non-current assets
Property, plant and equipment	9,303	6,463	1,053
Intangible assets	8,566	6,926	1,128
Deposit for land use right	8,854	8,854	1,443
Total non-current assets	26,723	22,243	3,624

Current assets
Cash and cash equivalents	806,467	804,622	131,088
Time deposits held at banks with maturity over three months	130,000	350,000	57,022
Trade receivables	580,337	56,069	9,135
Prepayments to suppliers	80,785	31,341	5,106
Inventories	32,042	197,999	32,258
Other receivables and prepayments	17,093	92,351	15,046
Total current assets	1,646,724	1,532,382	249,655

Total assets	1,673,447	1,554,625	253,279

Equity and liabilities
Equity
Share capital	77	77	13
Additional paid-in capital	519,077	519,077	84,568
Statutory reserve	122,615	122,615	19,976
Currency translation reserve	(20,150)	(19,731)	(3,215)
Retained earnings	878,567	713,105	116,179
Total equity	1,500,186	1,335,143	217,521

Current liabilities
Trade payables	25,594	115,205	18,769
Deposits received from distributors	99,900	55,800	9,091
Other payables and accruals	29,071	46,064	7,505
Current income tax payable	18,696	2,413	393
Total current liabilities	173,261	219,482	35,758

Total equity and liabilities	1,673,447	1,554,625	253,279

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CHINA XINIYA FASHION LIMITED

UNAUDITED CONSOLIDATED STATEMENTS OF CASH FLOWS

(Expressed in thousands)

	Nine months ended September 30
	2013	2014	2014
	RMB	RMB	USD
Cash flows from operating activities:
Profit/(loss) before taxation	70,330	(151,548)	(24,690)
Adjustments for:
Depreciation of property, plant and equipment	3,777	2,930	477
Amortization of intangible assets	1,707	1,640	267
Loss on disposal of property, plant and equipment	971	—	—
Interest income	(11,913)	(15,243)	(2,483)
Foreign exchange (gains)/losses	(717)	473	77
Provision for sales return	—	32,300	5,262
Share-based compensation	782	686	112
Operating profit/(loss) before working capital changes	64,937	(128,762)	(20,978)
(Increase)/decrease in trade receivables	(79,141)	524,268	85,414
Decrease in prepayments to suppliers	29,786	49,444	8,056
Increase in inventories	(190,334)	(165,957)	(27,038)
Increase in other receivables and prepayments	(39,359)	(65,005)	(10,591)
Increase in trade payables	111,786	89,611	14,599
Decrease in deposits received from distributors	(32,100)	(44,100)	(7,185)
Decrease in other payables and accruals	(21,403)	(15,307)	(2,494)
Cash (used in)/generated by operating activities	(155,828)	244,192	39,783
Income tax paid	(37,065)	(30,883)	(5,031)
Net cash (used in)/generated by operating activities	(192,893)	213,309	34,752

Cash flows from investing activities:
Increase in time deposits held at banks with maturity over three months	(300,000)	(220,000)	(35,842)
Acquisition of property, plant and equipment	(108)	(90)	(15)
Proceeds from VAT refund related to intangible assets	1,876	—	—
Interest received	5,135	4,990	813
Net cash used in investing activities	(293,097)	(215,100)	(35,044)

Net decrease in cash and cash equivalents	(485,990)	(1,791)	(292)
Cash and cash equivalents at beginning of the period	1,096,103	806,467	131,389
Exchange gain/(loss) on cash and cash equivalents	11	(54)	(9)
Cash and cash equivalents at end of the period	610,124	804,622	131,088

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